Butterfield Reports Third Quarter 2020 Results

Financial highlights for the third quarter of 2020:
•Net income of $30.5 million, or $0.61 per share and, core net income1 of $36.5 million, or $0.73 per share
•Return on average common equity of 12.3% and core return on average tangible common equity1 of 16.2%
•Net interest margin of 2.30%
•Completed Channel Islands banking integration
•Board declares a quarterly dividend of $0.44 per share

Hamilton, Bermuda - October 28, 2020: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the third quarter ended September 30, 2020.
Net income for the third quarter was $30.5 million, or $0.61 per diluted common share, compared to $34.3 million, or $0.67 per diluted common share for the previous quarter, and $42.4 million, or $0.79 per diluted common share, in the third quarter of 2019. Core net income1 for the third quarter was $36.5 million, or $0.73 per diluted common share, compared to $34.4 million, or $0.67 per diluted common share, in the previous quarter, and $48.8 million, or $0.91 per diluted common share, for the third quarter of 2019.
The core return on average tangible common equity1 for the third quarter of 2020 was 16.2%, compared to 15.5% for the previous quarter, and 22.5% for the third quarter of 2019. The core efficiency ratio1 for the third quarter of 2020 was 68.0%, compared with 66.7% in the previous quarter and 62.1% for the third quarter of 2019.
Michael Collins, Butterfield's Chairman and Chief Executive Officer commented, "During the third quarter of 2020, the Bank performed well as we focused on managing our credit exposures and reducing costs to help offset the revenue impact from lower volumes and interest rates during the pandemic. We have enhanced our risk management and compliance capabilities through previously announced executive and board appointments, while decreasing the expense base through a cost reduction program, which included voluntary separation and redundancy initiatives.

“The cost reduction program increased non-core exit costs this quarter but is expected to lower expenses in 2021 and beyond. In addition, we will continue to provide operational support roles in Butterfield’s service center in Canada for non-client facing positions.

"In recognition of the challenges created by the health crisis, we have been pleased to offer payment relief to qualifying mortgage clients in Bermuda and Cayman for up to six months. These programs have come to an end, but we will continue to provide customers with individual assistance going forward. We are closely monitoring our loan book and proactively communicating with clients to assess their capacity to resume normal payments. We remain confident that our proven business model will continue to produce first quartile absolute and risk-adjusted returns throughout the pandemic and broader interest rate cycle.”
(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

Net income decreased by $3.8 million in the third quarter of 2020 versus the prior quarter due principally to staff exit costs associated with voluntary separation agreements and redundancies. On a core basis, net income improved by $2.1 million versus the previous quarter. The comparative second quarter of 2020 was impacted by lower economic activity due to COVID-19 related government mandated "shelter-in-place" requirements, which resulted in lower banking fees.
Net interest income (“NII”) for the third quarter of 2020 was $75.3 million, a decrease of $3.8 million compared with NII of $79.1 million in the previous quarter and down $11.0 million from $86.3 million in the third quarter of 2019. Lower global interest rates in the third quarter of 2020 resulted in a decrease in NII compared to both comparative periods.
Net interest margin (“NIM”) for the third quarter of 2020 was 2.30%, a decrease of 18 basis points from 2.48% in the previous quarter and down 22 basis points from 2.52% in the third quarter of 2019. NIM decreased in the third quarter of 2020 compared to the prior quarter due to the impact of continued low market rates across the yield curve and currencies, which impacted interest earning assets and, to a lesser extent, deposit pricing. In addition, the Bank incurred temporary higher interest costs due to the timing gap between issuance of new subordinated debt in the second quarter and the planned redemption of existing tranches in the second half of 2020.
Non-interest income increased to $46.9 million for the third quarter of 2020, compared with $41.7 million in the previous quarter and $46.6 million in the third quarter of 2019. The increase across fee generating business lines versus the prior quarter was due to increased economic activity following the second quarter of 2020, which was impacted by "shelter-in-place" requirements in the Bank's operating jurisdictions. This quarter also included non-recurring loan commitment fee revenue of $1.5 million.
Non-interest expenses were $91.3 million in the third quarter of 2020, compared to $82.0 million in the previous quarter and $90.4 million in the third quarter of 2019. Core non-interest expenses1 were $84.6 million in the third quarter of 2020, compared with $81.9 million in the previous quarter and $84.0 million in the third quarter of 2019. Non-interest expenses were higher in the third quarter of 2020 compared to the prior quarter due to the implementation of the Bank's previously announced efficiency programs, which included voluntary separation and early retirement programs, and redundancies.
The Bank continued its balanced capital return policy. The Board declared a quarterly dividend of $0.44 per common share to be paid on November 30, 2020 to shareholders of record on November 12, 2020. During the third quarter of 2020, Butterfield repurchased 0.7 million common shares under the Bank's current 3.5 million common share repurchase plan authorization.
The current total regulatory capital ratio as at September 30, 2020 was 20.8% as calculated under Basel III, compared to 19.4% as at December 31, 2019. Both of these ratios are significantly above the fully phased Basel III regulatory requirements applicable to the Bank.

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

ANALYSIS AND DISCUSSION OF THIRD QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	September 30, 2020	June 30, 2020	September 30, 2019
Non-interest income	46.9	41.7	46.6
Net interest income before provision for credit losses	75.3	79.1	86.3
Total net revenue before provision for credit losses and other gains (losses)	122.2	120.8	133.0
Provision for credit recoveries (losses)	(1.4)	(4.4)	(0.4)
Total other gains (losses)	1.5	0.7	0.5
Total net revenue	122.3	117.1	133.1
Non-interest expenses	(91.3)	(82.0)	(90.4)
Total net income before taxes	31.1	35.1	42.7
Income tax benefit (expense)	(0.5)	(0.8)	(0.2)
Net income	30.5	34.3	42.4

Net earnings per share
Basic	0.61	0.68	0.80
Diluted	0.61	0.67	0.79

Per diluted share impact of other non-core items [1]	0.12	—	0.12
Core earnings per share on a fully diluted basis [1]	0.73	0.67	0.91

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	50,040	50,984	53,554

Key financial ratios
Return on common equity	12.3%	14.0%	17.8%
Core return on average tangible common equity [1]	16.2%	15.5%	22.5%
Return on average assets	0.9%	1.0%	1.2%
Net interest margin	2.30%	2.48%	2.52%
Core efficiency ratio [1]	68.0%	66.7%	62.1%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	September 30, 2020	December 31, 2019
Cash due from banks	2,161	2,550
Securities purchased under agreements to resell	327	142
Short-term investments	807	1,218
Investments in securities	4,725	4,436
Loans, net of allowance for credit losses	5,035	5,143
Premises, equipment and computer software, net of accumulated depreciation	157	158
Goodwill and intangibles, net	91	97
Accrued interest and other assets	159	177
Total assets	13,461	13,922

Total deposits	11,891	12,442
Accrued interest and other liabilities	384	373
Long-term debt	196	144
Total liabilities	12,472	12,958
Common shareholders’ equity	989	964
Total shareholders' equity	989	964
Total liabilities and shareholders' equity	13,461	13,922

Key Balance Sheet Ratios:	September 30, 2020	December 31, 2019
Common equity tier 1 capital ratio[1]	16.6%	17.3%
Tier 1 capital ratio[1]	16.6%	17.3%
Total capital ratio[1]	20.8%	19.4%
Leverage ratio[1]	5.9%	5.9%
Risk-Weighted Assets (in $ millions)	4,939	4,898
Risk-Weighted Assets / total assets	36.7%	35.2%
Tangible common equity ratio	6.7%	6.3%
Book value per common share (in $)	19.98	18.40
Tangible book value per share (in $)	18.15	16.55
Non-accrual loans/gross loans	1.5%	1.0%
Non-performing assets/total assets	0.7%	0.4%
Total coverage ratio	54.9%	46.8%
(1)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED SEPTEMBER 30, 2020 COMPARED WITH THE QUARTER ENDED JUNE 30, 2020
Net Income
Net income for the quarter ended September 30, 2020 was $30.5 million, down $3.8 million from $34.3 million in the prior quarter.
The $3.8 million decrease in net income in the quarter ended September 30, 2020 over the previous quarter was due principally to the following:
•$3.8 million decrease in net interest income before provision for credit losses due to a $3.0 million decrease in interest income from investments and banks driven by continued low global interest rates and a $0.8 million increase in interest expense driven by the full quarter recognition of interest on the June 2020 subordinated debt issuance;
•$5.2 million increase in non-interest income due primarily to a $4.2 million increase in banking income and a $0.9 million increase in foreign exchange revenue, both driven by higher transaction volumes as the Bank's operating jurisdictions emerged from the "shelter-in-place" period. Banking income also benefited from one-time loan commitment fees of $1.5 million;
•$3.0 million decrease in the provision for credit losses driven by elevated provisions recognized in the prior quarter related to loans migrating into the past due and non-performing categories, as well as by slightly improving macroeconomic forecasts;
•$0.8 million increase in total other gains/(losses) due to the net realized gain on the sale of certain floating rate available-for-sale investments;

•$8.4 million increase in staff-related and indirect tax costs due primarily to expenses related to the efficiency programs (voluntary separation and redundancy costs); and
•$0.9 million increase in the remaining non-interest expense items.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $5.9 million in the quarter ended September 30, 2020 compared to expenses of $0.1 million in the prior quarter. Non-core items for the current period relate to the restructuring program, including voluntary separation, early retirement and redundancy costs, partially offset by a gain due to a distribution from an equity method investment, as a result of the sale of a legacy business interest.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT SEPTEMBER 30, 2020 COMPARED WITH DECEMBER 31, 2019
Total Assets
Total assets of the Bank were $13.5 billion at September 30, 2020, a decrease of $0.5 billion from December 31, 2019. The Bank maintained a highly liquid position at September 30, 2020, with its $8.0 billion of cash and demand deposits with banks, reverse repurchase agreements and liquid investments representing 59.6% of total assets, compared with 60.0% at December 31, 2019.
Loans Receivable
The loan portfolio totaled $5.0 billion at September 30, 2020, which was a decrease of $0.1 billion compared with December 31, 2019, due primarily to the repayment of a short-term government facility in the current quarter.
Allowance for credit losses at September 30, 2020 totaled $41.0 million, an increase of $17.5 million from December 31, 2019. The movement was due primarily to the adoption of the new CECL standard and updated macro-economic forecasts which drive forward-looking expected losses.
The loan portfolio represented 37.4% of total assets at September 30, 2020 (December 31, 2019: 36.9%), while loans as a percentage of total deposits increased to 42.3% at September 30, 2020 from 41.3% at December 31, 2019. The increases in both are due principally to a decrease in customer deposits at September 30, 2020 related to expected declines of Euro deposits in the Channel Islands as the deposit book was repriced.
As of September 30, 2020, the Bank had gross non-accrual loans of $74.8 million, representing 1.5% of total gross loans, an increase of $24.4 million from the $50.4 million, or 1.0%, of total loans at December 31, 2019. This increase was driven by a commercial loan in collateral dispute litigation and a few residential mortgages in Bermuda. Butterfield continues to engage proactively with clients who may experience financial difficulty.
Other real estate owned (“OREO”) increased by $0.4 million from December 31, 2019 to $4.2 million at September 30, 2020, as a result of one new foreclosure during the first quarter of 2020.
Investment in Securities
The investment portfolio was $4.7 billion at September 30, 2020, up $0.3 billion from December 31, 2019.
The investment portfolio is made up of high quality assets with 99.8% invested in A-or-better-rated securities. The investment yield decreased to 2.26% as at September 30, 2020 from 2.52% in the previous quarter. Total net unrealized gains on the available-for-sale and held-to-maturity portfolios were $183.2 million, compared with total net unrealized gains of $59.1 million at December 31, 2019, which improved valuations due to continued, lower long-term US dollar interest rates.
Deposits
Average deposits were $11.9 billion in the third quarter of 2020 compared to $11.0 billion in the quarter ended December 31, 2019. The cost of deposits remained constant from the previous quarter.

Average Balance Sheet2

	For the three months ended
	September 30, 2020			June 30, 2020			September 30, 2019
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short-term investments	3,543.6	1.0	0.11	3,358.4	1.1	0.13	4,434.4	12.5	1.12
Investment in securities	4,389.6	25.0	2.26	4,426.6	27.8	2.52	4,616.8	32.9	2.82
Equity securities at fair value	1.8			1.4			1.5
Available-for-sale	2,273.3	11.2	1.95	2,340.9	12.8	2.19	2,299.7	15.4	2.66
Held-to-maturity	2,114.5	13.8	2.59	2,084.4	15.1	2.90	2,315.6	17.4	2.99
Loans	5,047.0	56.4	4.43	4,997.4	56.4	4.53	4,529.4	59.6	5.22
Commercial	1,684.5	20.2	4.76	1,693.3	21.5	5.09	1,548.8	20.5	5.26
Consumer	3,362.6	36.2	4.27	3,304.1	34.9	4.24	2,980.7	39.1	5.20
Interest earning assets	12,980.2	82.4	2.52	12,782.3	85.3	2.68	13,580.6	105.0	3.07
Other assets	392.3			401.3			396.0
Total assets	13,372.5	82.4		13,183.7	85.3		13,976.6	105.0
Liabilities
Deposits	9,571.2	(4.3)	(0.18)	9,651.1	(4.1)	(0.17)	10,199.7	(16.7)	(0.65)
Long-term debt	196.4	(2.7)	(5.53)	165.8	(2.1)	(5.00)	143.4	(2.0)	(5.42)
Interest bearing liabilities	9,767.6	(7.0)	(0.29)	9,816.9	(6.2)	(0.25)	10,343.1	(18.7)	(0.72)
Non-interest bearing current accounts	2,348.0			2,166.8			2,134.0
Other liabilities	255.2			274.2			311.7
Total liabilities	12,370.8	(7.0)		12,257.9	(6.2)		12,788.9	(18.7)
Shareholders’ equity	1,001.6			925.7			1,187.7
Total liabilities and shareholders’ equity	13,372.5			13,183.7			13,976.6
Non-interest-bearing funds net of non-interest earning assets (free balance)	3,212.6			2,965.4			3,237.5
Net interest margin		75.3	2.30		79.1	2.48		86.3	2.52
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $100.3 billion and $28.0 billion, respectively, at September 30, 2020, while assets under management were $5.3 billion at September 30, 2020. This compares with $91.7 billion, $30.3 billion and $5.6 billion, respectively, at December 31, 2019.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	September 30, 2020	June 30, 2020	September 30, 2019
Net income	30.5	34.3	42.4
Non-core items
Non-core (gains) losses
Distribution from equity method investment	(0.7)	—	—
Total non-core (gains) losses	(0.7)	—	—
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	6.7	0.1	2.8
Business acquisition costs	—	—	3.6
Total non-core expenses	6.7	0.1	6.4
Total non-core items	5.9	0.1	6.4
Core net income	36.5	34.4	48.8

Average common equity	984.6	985.0	948.4
Less: average goodwill and intangible assets	(91.6)	(90.5)	(87.1)
Average tangible common equity	893.0	894.5	861.3
Core earnings per share fully diluted	0.73	0.67	0.91
Return on common equity	12.3%	14.0%	17.8%
Core return on average tangible common equity	16.2%	15.5%	22.5%

Shareholders' equity	988.9	990.3	964.6
Less: goodwill and intangible assets	(90.7)	(89.7)	(93.4)
Tangible common equity	898.2	900.7	871.2
Basic participating shares outstanding (in millions)	49.5	50.2	53.2
Tangible book value per common share	18.15	17.94	16.38

Non-interest expenses	91.3	82.0	90.4
Less: non-core expenses	(6.7)	(0.1)	(6.4)
Less: amortization of intangibles	(1.5)	(1.4)	(1.5)
Core non-interest expenses before amortization of intangibles	83.1	80.5	82.5
Core revenue before other gains and losses and provision for credit losses	122.2	120.8	133.0
Core efficiency ratio	68.0%	66.7%	62.1%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Thursday, October 29, 2020 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, a decline in Bermuda's sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: mark.johnson@butterfieldgroup.com